Exhibit 99.7

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Valens Company Inc. (the “Company”) on Form 40-F for the period ended November 30, 2021 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Sunil Gandhi, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 28, 2022	/s/ Sunil Gandhi
Sunil Gandhi
Chief Financial Officer
(Principal Financial Officer)